PRESS RELEASE

For immediate release

Contact:  Schnitzer Steel
          Tom Zelenka
          (503) 323-2821

              Schnitzer Steel Industries, Inc. Announces Extension of Tender Offer to Acquire Proler International Corp.

Portland, Oregon, October 18, 1996 - Schnitzer Steel Industries, Inc. (NASDAQ:
SCHN) today announced that it has extended its tender offer to purchase all outstanding shares of Proler International Corp. (Proler) for $7.50 per share in cash until 5:00 p.m., Eastern time on Friday, November 1, 1996. The extension will also extend the period for withdrawal rights until November 1, 1996. As previously announced, on September 15, 1996 Schnitzer and Proler signed a definitive merger agreement for the acquisition of Proler by Schnitzer through a cash tender offer and merger at a price of $7.50 in cash for each Proler share. Schnitzer's tender offer commenced on September 20, 1996.

As previously reported, on October 4, 1996 Schnitzer and Proler received a second request from the U.S. Department of Justice for additional information with respect to their filings under the Hart-Scott-Rodino Antitrust Improvement Act of 1976. The request will extend the waiting period under the Hard-Scott-Rodino Act for 10 days following receipt by the U. S. Department of Justice of the requested information. No purchase of Proler securities can be consummated until the waiting period expires or is terminated. The extension of Schnitzer's tender offer will permit Proler and Schnitzer additional time to respond to this request.

Schnitzer also announced it has commenced discussions with Hugo Neu Corporation (Hugo Neu), a co-owner of the three principal joint ventures through which Proler conducts its scrap metal business. Hugo Neu is attempting to block the transactions contemplated by the merger agreement between Schnitzer and Proler and Proler has announced that Hugo Neu is conducting a due diligence investigation in order to decide whether to make an offer for Proler. The extension of the offer, which will allow the parties additional time to resolve these matters, is part of an understanding reached between Schnitzer and Hugo Neu.

On September 26, 1996 Hugo Neu served Proler with a notice of arbitration alleging that certain breaches of three Hugo Neu/Proler joint venture agreements would result if the terms of the merger agreement were carried out. In its notice of arbitration Hugo Neu seeks to block the merger between Proler and Schnitzer and to recover unspecified damages allegedly in excess of $50 million. On October 3, 1996, Hugo Neu amended an earlier court action it had filed against Proler in New York to include a request that, pending the outcome of the arbitration proceeding, the federal district court in New York preliminarily enjoin Proler's merger with Schnitzer and preliminarily enjoin Proler from allowing Schnitzer any role in the management of the joint ventures. Proler has filed suit against Hugo Neu in Texas claiming Hugo Neu is tortiously interfering with Proler's merger agreement with Schnitzer and seeking compensatory and punitive damages for any resulting losses to Proler and Proler's
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stockholders. Schnitzer is not a party to any of these proceedings and Schnitzer and Hugo Neu have agreed not to commence legal proceedings against each other during the pendency of their discussions.

As discussed in its Offer to Purchase, the completion of Schnitzer's tender offer for Proler remains subject to the satisfaction or waiver of a number of conditions, including that all representations and warranties of Proler in the merger agreement shall be true and correct, except for, among other things, breaches of representations and warranties which, individually or in the aggregate, would not have a material adverse effect with respect to Proler or Schnitzer or materially impair the ability of the parties to consummate the transactions contemplated by the merger agreement. If all of these conditions have not been satisfied prior to the expiration date of the tender offer, Schnitzer will have no obligation to accept tendered shares for payment. The existence of any litigation or arbitration that could have a material adverse effect on the parties following the transaction, or that could enjoin or restrict the right or ability of Proler to perform its obligations under the merger agreement would, constitute a breach of Proler's representations in the merger agreement.

On October 16, 1996 Proler entered into a confidentiality agreement with Hugo Neu providing Hugo Neu access to certain non-public information concerning Proler for purposes of conducting its due diligence investigation.

As of 4:00 p.m. Eastern time on October 17, 1996 approximately 2.1 million shares of Proler common stock had been tendered. Except for the extension of the tender offer, the terms of the tender offer remain unchanged.

Schnitzer operates one of the largest scrap recycling businesses in the Western United States. The Company supplies ferrous scrap to Asian and domestic steel producers through its scrap collection, processing and deep water facilities located in Oakland, California; Portland, Oregon; and Tacoma, Washington. The Company also operates collection and processing facilities in Eugene, Bend, White City and Grants Pass, Oregon; and Sacramento and Fresno, California. Schnitzer's subsidiary, Cascade Steel Rolling Mills, Inc. (Cascade) operates the only vertically integrated mini-mill in the Western United States which can obtain its entire scrap requirements from its own scrap operations. Cascade's steel mini-million McMinnville, Oregon manufactures rebar, merchant bar, fence posts, special sections and grape stakes. In addition, Cascade maintains mill depots in the Union City and El Monte, California.